VIA EDGAR

October 23, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Donald Field

Susan Block

Kristin Lochhead

Kate Tillan

Re:	Galecto, Inc.

Acceleration Request for Registration Statement on Form S-1

File No. 333-249369

Requested Date:     October 27, 2020

Requested Time:    4:00 p.m. Eastern Standard Time

Dear Mr. Field:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Galecto, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to October 27, 2020, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Kyra Ayo Caros at (617) 570-1603. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Kyra Ayo Caros, by email at kayocaros@goodwinlaw.com.

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If you have any questions regarding this request, please contact Kyra Ayo Caros of Goodwin Procter LLP at (617) 570-1603.

Sincerely,

GALECTO, INC.

/s/ Hans T. Schambye
Hans T. Schambye
President and Chief Executive Officer

cc:	Jon Freve, Chief Financial Officer, Galecto, Inc.

Edwin M. O’Connor, Esq., Goodwin Procter LLP